August 6, 2024

Bryan Mittelman
Chief Financial Officer
Middleby Corp
1400 Toastmaster Drive
Elgin, IL 60120

       Re: Middleby Corp
           Form 10-K for the Year Ended December 30, 2023
           Filed on February 28, 2024
           Form 8-K Dated May 8, 2024
           Filed on May 8, 2024
           File No. 001-09973
Dear Bryan Mittelman:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology